FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 15, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 15, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Posts Q3 Financials; Announces US$ 3.1m Backlog

(Vancouver, Canada) November 15, 2006, 08:00EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today reported third quarter sales of $3.1 million, gross margins of 23% and a net loss of $2.0 million. For the same period last year, the Company had reported sales of $4.7 million, gross margins of 55% and a net loss of $1.4 million.

Sales for the nine months ended September 30, 2006 were $9.8 million, down 27% from $13.4 million for the same period last year. Microwave Business Unit sales held steady at $6.7 million compared to $6.8 million in the same period last year. Meanwhile, sales of satellite systems were $3.1 million compared to $6.7 million in the same period last year, a decrease of $3.6 million, or 54%.

Gross margins for the nine months ended September 30, 2006 was 37% compared to 50% during the same period last year. The gross profit margin for Microwave Business Unit stayed intact. Meanwhile, the gross margin for the Satellite Systems Business Unit dropped to 32% from 60% mainly due to an increased provision for obsolete inventory. Consequently, the net loss reached $4.9 million compared to a net loss of $3.8 million for the same period last year. The Company’s performance is attributable primarily to delays in the receipt of orders for higher margin products from the military customers of the Satellite Systems Business Unit and the increased provisions for obsolete inventory.

As of September 30th, 2006, the company’s backlog stood at more than US$ 3.1 million. Of this, approximately 80% by the Satellite Systems Business Unit and 20% relates to orders generated by the Microwave Business Unit. Greater than 80% of the aggregate backlog is expected to be shipped in the fourth quarter.

Total operating costs for the nine month period ending September 30, 2006 were $8.2 million, a 13% reduction from $9.4 million for the same period last year. Of those costs, selling, general and administrative expenses decreased by $1.1 million to $6.2 million, due to a reduction in salaries and consulting fees, marketing expenses, professional services and other administrative expenses. Meanwhile, product development expenses decreased by 5% to $1.6 million; and amortization costs decreased to $0.4 million from $0.5 million.

The Company’s net losses widened to $4.9 million from $3.8 million, an increase of $1.2 million. This is attributable primarily to the delay in the receipt of orders in the Satellite Systems Business Unit.  The impact of the late receipt of orders however, has been partially offset by a reduction in operation and administrative expenses including salaries of $0.2 million, consulting services of $0.5 million, marketing expenses of $0.1 million, and travel and entertainment of $0.2 million. The foreign currency loss also decreased by $0.5 million in 2006 compared to the same period last year.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com

NEWS RELEASE

                           For Immediate Release

Norsat Files Restated FY 2005 Financials

(Vancouver, Canada)  November 15th, 2006 - Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) has filed audited Restated Consolidated Financial Statements for the year ended December 31, 2005, as a result of the recent review that took place in the middle of August 2006 (refer to the News Release dated August 18, 2006).

Impact of the Restated 2005 Financials

The restated consolidated financial statements for the year ended December 31, 2005, filed on November 14, 2006, is solely to restate the consolidated financial statements for the fiscal year ended December 31, 2005 which was filed on April 6, 2006. The restatement has no impact on the consolidated financial statements under generally accepted accounting principles in Canada other than note 22, “Reconciliation to United States accounting principles” (note 22 and 24 under Item 8) and note 1, “Nature of Business and Basis of Presentation”, to include the going concern disclosure.

This Amendment does not reflect events occurring after the filing of the original consolidated financial statements and does not modify or update the disclosure therein in any way, other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak solely as of December 31, 2005.

Content of the Restatement

The disclosure of the income statement reconciliation from Canadian GAAP to US GAAP (note 22) did not appropriately reflect the modification of the convertible debt terms under US GAAP. The fair value increment of the debt that related to the equity portion of convertible debt under Canadian GAAP was not appropriately recorded as a charge to income under US GAAP. Accordingly, these financial statements have been restated to decrease income by $281,652 under US GAAP and to increase contributed surplus under US GAAP by the same amount.

The employee stock-based compensation under US GAAP was overstated by $350,648 in respect of the stock based compensation expense for non-employee directors. The Company had originally concluded that certain of the options were provided to directors for services outside of their role as directors. Accordingly, the Company had included the fair value of such options as an expense under US GAAP.  After reconsidering the nature of the option grants, the Company has concluded that such options were, in fact, granted to directors for services provided in their role as directors. As such these options have been treated in the same manner as the employee stock-based compensation expense, resulting in an increase to income under US GAAP of $350,648.

In addition, a clerical error of $351,025 resulted in the share capital at December 31, 2005 being overstated.

All of the above errors have been retroactively restated in these financial statements.

The amount in the consolidated balance sheet that were restated under US GAAP:

	As previously reported	Adjustments	As restated
Share capital (e), (f) and (g)	$116,401,073	($351,024)	$116,050,048
Contributed surplus (e)	$1,437,812	($68,996)	$1,368,816
Deficit (a) – (f)	($114,883,174)	$280,431	($114,602,743)

The amount in the consolidated statements of operations and deficit that were restated under US GAAP:

	As previously reported	Adjustments	As restated
Employee stock-based compensation (d)	$271,033	$350,648	$621,681
Equity component of long-term debt (e)	-	($281,652)	($281,652)

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com